UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2020

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice dated April 27, 2020 regarding Grupo Aval’s filing of its Annual Report on Form 20-F for the year ended December 31, 2019.

Item 1

GRUPO AVAL ANNOUNCES THE FILING OF ITS FORM 20-F
FOR THE YEAR ENDED DECEMBER 31, 2019

April 27, 2020 - Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”) (NYSE: AVAL; BVC: Voting Shares: GRUPOAVAL, Non-Voting Shares: PFAVAL), announces the filing of its Form 20-F for the year ended December 31, 2019, with the Securities and Exchange Commission (the “SEC”).

Grupo Aval’s Form 20-F can be accessed by visiting either the SEC’s website at www.sec.gov or the Investor Relations section of the Company’s website at www.grupoaval.com. In addition, shareholders may receive a hard copy of the Company’s audited financial statements under IFRS presented in Form 20-F, or a complete 2019 Form 20-F including audited financial statements under IFRS, free of charge, by requesting a copy from the investors relations team.

For further information please contact:

Grupo Aval Investor Relations

Attn. Alejo Sánchez García

Strategic Planning and Investor Relations Manager

investorrelations@grupoaval.com

Bogotá, Colombia

T: +571 2419700

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2020

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel